# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: COMPASS DIVERSIFIED HOLDINGS, CIK 0001345126
CUSIP: 20451Q104
Title of class of securities: Shares representing beneficial interests in Compass Diversified Holdings
Address of issuer's principal executive offices: 301 Riverside Avenue, Second Floor, Westport, Connecticut (CT), 06880
Date of event which requires filing of this statement: 05/29/2026
Filed by CIK 0001511001
Persons authorized to receive notices and communications: C. Robert Bruner, 2801 N. Harwood Street, Suite 2300, Dallas, Texas (TX), 75201, (214) 651-5231

## Reporting persons
- ADW Capital Partners, L.P. (CIK 0001511001): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 14,500,000; sole dispositive power 0; shared dispositive power 14,500,000; aggregate amount beneficially owned 14,500,000 (19.3% of the class)
  Comment: The figures in Items 8, 10 and 11 include 10,750,000 Shares representing beneficial interests in Compass Diversified Holdings ("Shares") that may be acquired by the Reporting Persons within 60 days upon the exercise of call options to purchase Shares. The percentage in Item 13 is based upon 75,235,966 Shares outstanding as of May 1, 2026, according to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed by Compass Diversified Holdings (the "Issuer") with the U.S. Securities and Exchange Commission (the "SEC") on May 6, 2026.
- ADW Capital Management, LLC (CIK 0001745214): type of reporting person: parent holding company or control person (HC), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,500,000; sole dispositive power 0; shared dispositive power 14,500,000; aggregate amount beneficially owned 14,500,000 (19.3% of the class)
  Comment: The figures in Items 8, 10 and 11 include 10,750,000 Shares that may be acquired by the Reporting Persons within 60 days upon the exercise of call options to purchase Shares. The percentage in Item 13 is based upon 75,235,966 Shares outstanding as of May 1, 2026, according to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed by the Issuer with the SEC on May 6, 2026.
- Adam D. Wyden (CIK 0001745215): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 14,500,000; sole dispositive power 0; shared dispositive power 14,500,000; aggregate amount beneficially owned 14,500,000 (19.3% of the class)
  Comment: The figures in Items 8, 10 and 11 include 10,750,000 Shares that may be acquired by the Reporting Persons within 60 days upon the exercise of call options to purchase Shares. The percentage in Item 13 is based upon 75,235,966 Shares outstanding as of May 1, 2026, according to the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026, filed by the Issuer with the SEC on May 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Shares representing beneficial interests in Compass Diversified Holdings
Name of issuer: COMPASS DIVERSIFIED HOLDINGS
Address of issuer's principal executive offices: 301 Riverside Avenue, Second Floor, Westport, Connecticut (CT), 06880

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented as follows:

"On May 29, 2026, the Reporting Persons expended approximately $3,660,000 to purchase call options referencing an aggregate of 1,000,000 Shares in an open market transaction. The funds used for the purchase of the securities reported in this Schedule 13D were derived from the general working capital of ADW Capital Partners, L.P."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

"The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover pages hereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which each Reporting Person has

(i) sole power to vote or direct the vote: See Item 7 on the cover pages hereto.

(ii) shared power to vote or direct the vote

See Item 8 on the cover pages hereto.

(iii) sole power to dispose or to direct the disposition of:

See Item 9 on the cover pages hereto.

(iv) shared power to dispose or to direct the disposition of:

See Item 10 on the cover pages hereto.
Transactions in the class effected during the past sixty days: The information set forth in Item 6 of this Schedule 13D is incorporated by reference. Other than as reported in Item 6 of this Schedule 13D, none of the Reporting Persons have effected any transaction in the Shares during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented as follows:

"The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

On May 29, 2026, ADW Capital Partners, L.P. purchased call options referencing an aggregate of 1,000,000 Shares. The call options have an exercise price of $10.00 per share and expire on January 15, 2027.

On May 29, 2026, ADW Capital Partners, L.P. sold call options referencing an aggregate of 1,000,000 Shares for approximately $722,245. The call options have an exercise price of $20.00 per share and expire on January 15, 2027."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and restated as follows:

"Exhibit 99.1 Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on February 25, 2026).
Exhibit 99.2 Annex A - Recent Transactions by the Reporting Persons (incorporated herein by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons with the SEC on February 25, 2026).
Exhibit 99.3 Letter to the Board of Directors of Compass Diversified Holdings, dated February 24, 2026 (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D filed by the Reporting Persons with the SEC on February 25, 2026)."

## Signatures
- ADW Capital Partners, L.P.: /s/ Adam D. Wyden, Sole Manager of ADW Capital Management, LLC, its general partner (06/02/2026)
- ADW Capital Management, LLC: /s/ Adam D. Wyden, Sole Manager (06/02/2026)
- Adam D. Wyden: /s/ Adam D. Wyden, Adam D. Wyden (06/02/2026)